KUTAK ROCK LLP THE OMAHA BUILDING 1650 FARNAM STREET OMAHA, NEBRASKA 68102-2186 402-346-6000 FACSIMILE 402-346-1148 www.kutakrock.com July 17, 2017	ATLANTA CHICAGO DENVER FAYETTEVILLE IRVINE KANSAS CITY LITTLE ROCK LOS ANGELES MINNEAPOLIS OKLAHOMA CITY PHILADELPHIA RICHMOND SCOTTSDALE WASHINGTON WICHITA

DALE DIXON

Dale.dixon@kutakrock.com

(402) 346-6000

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549-0306

Attention: Ms. Katherine Hsu

Re:	Cabela’s Credit Card Master Note Trust

Form 10-K for Fiscal Year Ended December 31, 2016

Filed March 29, 2017

File Nos. 333-192577-02

Ladies and Gentlemen:

On behalf of World’s Foremost Bank (“WFB”), we are responding to the Staff’s oral comment of July 11, 2017 regarding our response on behalf of WFB Funding, LLC (the “Registrant”) and WFB on June 10, 2017 to the Staff’s letter to Mr. Sean B. Baker, dated June 27, 2017, regarding the Registrant’s Form 10-K for the Fiscal Year Ended December 31, 2016 (the “Form 10-K”), as filed on March 29, 2017. Capitalized terms used herein have the same meanings as in the Form 10-K unless otherwise noted.

Oral Comment

1.	We note your response. While we acknowledge your statement that the servicing assessment was made under Item 1122(d)(4), we believe that Item 1122(d)(1)(v) continues to be applicable to your servicing assessment under the circumstances you set forth in your letter, given your aggregation of the information and conveyance of payment information to U.S. Bank in order for U.S. Bank to make payments. Please confirm in future filings you will assess your accurate conveyance of information to U.S. Bank under Item 1122(d)(1)(v).

Response:

WFB confirms that it will assess its accurate conveyance of information to U.S. Bank under Item 1122(d)(1)(v) in any future reports on assessment delivered by WFB.

KUTAK  ROCK  LLP

Securities and Exchange Commission

July 17, 2017

Please feel free to contact me at (402) 231-8732 or dale.dixon@kutakrock.com if you need anything further in connection with this matter.

Sincerely,

/s/ H. Dale Dixon III

H. Dale Dixon III